UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 23, 2009

_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On July 23, 2009, the Registrant announced its financial results for the fiscal quarter ended June 27, 2009. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated July 23, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 23rd day of July, 2009.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Vice President and Chief Accounting Officer

FOR IMMEDIATE RELEASE
Media Contact Information:
Karen Kirkwood
Phone: 781-622-1306
E-mail: karen.kirkwood@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports 2009 Second Quarter Results

WALTHAM, Mass. (July 23, 2009) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues decreased 8% to $2.48 billion in the second quarter of 2009, compared with $2.71 billion in the 2008 quarter. These results reflect the negative impact of foreign currency translation, which lowered revenues by 4%. Acquisitions, net of divestitures, increased revenues by 1%. GAAP diluted earnings per share (EPS) were $0.49 in 2009, versus $0.56 in the year-ago period. GAAP operating income for the 2009 quarter was $259 million, compared with $330 million in 2008, and GAAP operating margin was 10.4%, compared with 12.2% a year ago.

Adjusted EPS declined 6% to $0.74 in the second quarter of 2009, versus $0.79 in the 2008 quarter. Adjusted operating income for the 2009 quarter decreased 12% versus 2008 results, and adjusted operating margin declined 80 basis points to 16.8%, compared with adjusted operating margin of 17.6% in the 2008 period.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures." All prior-year results have been adjusted to reflect the new accounting rules concerning convertible debt and the calculation of earnings per share that took effect at the beginning of 2009.

Quarterly Snapshot
· Revenues decreased 8%
· Adjusted EPS declined 6%
· Generated record second quarter free cash flow of nearly $350 million
· Acquired Biolab, the leading laboratory supply channel in Australia and New Zealand
· Launched innovative new products at major international industry exhibitions
· Spent $415 million to complete $500 million stock buyback program

"Although economic conditions remain difficult, we are pleased to report that our operating performance significantly improved over the first quarter of 2009," said Marijn E. Dekkers, president and chief executive officer of Thermo Fisher Scientific. "Sales of our consumables products returned to positive growth during the quarter, while economic pressures continued to constrain capital spending by our customers for instrumentation and equipment. In terms of profitability, the cost-reduction actions we began implementing late last year made a meaningful contribution to our strong margin improvement over the preceding quarter.

"We continue to leverage our strong balance sheet to take advantage of multiple opportunities for creating shareholder value. For example, we strengthened our leading technology portfolio by developing innovative new products that we introduced at ASMS, the premier conference for mass spectrometry, and ACHEMA, the leading international exhibition for the chemical engineering, biotechnology and environmental industries. We significantly expanded our global commercial reach by acquiring Biolab, the leading laboratory supply channel for scientific, environmental and healthcare markets in Australia and New Zealand. And, we spent $415 million to repurchase our stock in the second quarter, completing our $500 million buyback program initiated in September 2008."

Dekkers added, "We are raising our annual revenue guidance to a range of $9.80 to $10.10 billion, primarily due to a more favorable foreign exchange climate at this point in the year and our acquisition of Biolab. This would lead to a 4% to 7% decline over our 2008 results. We are also raising the low end of our adjusted EPS guidance by $.05 to a range of $2.85 to $3.10 for the year, which would result in a 1% to 9% decline in adjusted EPS compared with our 2008 adjusted EPS of $3.13." (The 2009 guidance does not include any future acquisitions or divestitures, and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment

Revenues in the Analytical Technologies Segment declined 14% in the second quarter of 2009 to $1.00 billion, compared with 2008 revenues of $1.16 billion. Adjusted operating income decreased 18% in the second quarter of 2009, and adjusted operating margin decreased to 20.1%, versus 2008 results of 21.1%.

Laboratory Products and Services Segment

In the Laboratory Products and Services Segment, which now includes the Biolab acquisition, revenues declined 3% in the second quarter of 2009 to $1.60 billion, compared with 2008 revenues of $1.66 billion. Adjusted operating income decreased 6% in the second quarter of 2009, and adjusted operating margin decreased to 13.6%, versus 2008 results of 14.0%.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

ThermoFisher
S C I E N T I F I C

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2009 excludes approximately $.89 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the first quarter of 2009. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and debt facilities, and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, July 23, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, August 28, 2009.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With 2008 revenues of $10.5 billion, we have approximately 34,000 employees and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 28, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)(c)

(In millions except per share amounts)		June 27, 2009	% of Revenues		June 28, 2008	% of Revenues
			Three Months Ended			
Revenues	$	2,484.1		$	2,709.6	
Costs and Operating Expenses:						
Cost of revenues (d)		1,465.6	59.0%		1,590.8	58.7%
Selling, general and administrative expenses		544.0	21.9%		578.0	21.3%
Amortization of acquisition-related intangible assets		147.1	5.9%		151.6	5.6%
Research and development expenses		58.1	2.3%		64.4	2.4%
Restructuring and other costs (income), net (f)		10.3	0.4%		(5.4)	-0.2%
		2,225.1	89.6%		2,379.4	87.8%
Operating Income		259.0	10.4%		330.2	12.2%
Interest Income		4.7			15.1	
Interest Expense		(29.6)			(42.0)	
Other Income (Expense), Net (g)		(2.0)			(1.2)	
Income from Continuing Operations Before Income Taxes		232.1			302.1	
Provision for Income Taxes (h)		(25.2)			(59.2)	
Income from Continuing Operations		206.9			242.9	
Gain on Disposal of Discontinued Operations (net of income tax provision of $1.9 in 2008)		—			3.2	
Net Income	$	206.9	8.3%	$	246.1	9.1%
Earnings per Share from Continuing Operations:						
Basic	$	.50		$	.58	
Diluted	$	.49		$	.55	
Earnings per Share:						
Basic	$	.50		$	.59	
Diluted	$	.49		$	.56	
Weighted Average Shares:						
Basic		415.3			418.0	
Diluted		423.7			437.1	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin						
GAAP Operating Income (b)	$	259.0	10.4%	$	330.2	12.2%
Cost of Revenues Charges (d)		0.9	0.0%		0.2	0.0%
Acquisition-related Transaction Costs (e)		1.3	0.1%		—	0.0%
Restructuring and Other Costs (Income), Net (f)		10.3	0.4%		(5.4)	-0.2%
Amortization of Acquisition-related Intangible Assets		147.1	5.9%		151.6	5.6%
Adjusted Operating Income (c)	$	418.6	16.8%	$	476.6	17.6%
Reconciliation of Adjusted Net Income						
GAAP Net Income (b)	$	206.9	8.3%	$	246.1	9.1%
Cost of Revenues Charges (d)		0.9	0.0%		0.2	0.0%
Acquisition-related Transaction Costs (e)		1.3	0.1%		—	0.0%
Restructuring and Other Costs (Income), Net (f)		10.3	0.4%		(5.4)	-0.2%
Amortization of Acquisition-related Intangible Assets		147.1	5.9%		151.6	5.6%
Amortization of Acquisition-related Intangible Assets – Equity Investments		0.7	0.0%		0.7	0.0%
Other Income, Net (g)		0.2	0.0%		—	0.0%
Provision for Income Taxes (h)		(53.3)	-2.1%		(46.4)	-1.7%
Discontinued Operations, Net of Tax		—	0.0%		(3.2)	-0.1%
Adjusted Net Income (c)	$	314.1	12.6%	$	343.6	12.7%
Reconciliation of Adjusted Earnings per Share						
GAAP EPS (b)	$	0.49		$	0.56	
Cost of Revenues Charges, Net of Tax (d)		—			—	
Acquisition-related Transaction Costs, Net of Tax (e)		—			—	
Restructuring and Other Costs, Net of Tax (f)		0.02			—	
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.23			0.23	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments		—			—	
Other Income, Net of Tax (g)		—			—	
Provision for Income Taxes (h)		—			—	

Discontinued Operations, Net of Tax		—			—
Adjusted EPS (c)	$	0.74		$	0.79

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (b)	$	375.3		$	346.5
Net Cash Used in Discontinued Operations		0.5			0.6
Purchases of Property, Plant and Equipment		(31.8)			(55.2)
Proceeds from Sale of Property, Plant and Equipment		4.2			4.7
Free Cash Flow	$	348.2		$	296.6

Segment Data (i)

(In million except percentage amounts)		June 27, 2009	% of Revenues	June 28, 2008	% of Revenues
			Three Months Ended		
Revenues					
Analytical Technologies	$	1,003.3	40.4%	$ 1,159.9	42.8%
Laboratory Products and Services		1,599.3	64.4%	1,656.9	61.1%
Eliminations		(118.5)	-4.8%	(107.2)	-3.9%
Consolidated Revenues	$	2,484.1	100.0%	$ 2,709.6	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	201.4	20.1%	$ 244.6	21.1%
Laboratory Products and Services		217.2	13.6%	232.0	14.0%
Subtotal Reportable Segments		418.6	16.8%	476.6	17.6%
Cost of Revenues Charges (d)		(0.9)	0.0%	(0.2)	0.0%
Acquisition-related Transaction Costs (e)		(1.3)	-0.1%	—	0.0%
Restructuring and Other (Costs) Income, Net (f)		(10.3)	-0.4%	5.4	0.2%
Amortization of Acquisition-related Intangible Assets		(147.1)	-5.9%	(151.6)	-5.6%
GAAP Operating Income (b)	$	259.0	10.4%	$ 330.2	12.2%

(a) On January 1, 2009, the company adopted FSP APB No. 14-1 and FSP EITF 03-6-1 concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require adjustment of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); significant acquisition-related transaction costs (see note (e) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (f) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (g) for details); the tax consequences of the preceding items (see note (h) for details); and results of discontinued operations.

(d) Reported results in 2009 include $0.4 for charges for the sale of inventories revalued at the date of acquisition and $0.5 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2008 include $0.2 of accelerated depreciation on manufacturing assets to be adbandoned due to facility consolidations.

(e) Reported results in 2009 include transaction costs related to the acquisition of Biolab.

(f) Reported results in 2009 and 2008 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several business, real estate consolidations, gains on pension plan curtailments, in 2009, gain on settlement of a pre-acquisition litigation-related matter and, in 2008, loss on a pre-acquisition listigation-related matter.

(g) Reported results in 2009 include impairment losses on an available-for-sale investment resulting from other-than-temporary declines in the fair market value, net of the gain on sale of an available-for-sale investment for which impairment losses were recorded in prior periods.

(h) Reported provision for income taxes includes i) $52.3 and $46.4 of incremental tax benefit in 2009 and 2008, respectively, for the pre-tax reconciling items between GAAP and adjusted net income and ii) in 2009, $1.0 of incremetnal tax benefit from the settlement of a non-U.S. tax audit.

(i) During the first quarter of 2009, the company transferred management responsibility for a product line between segments. Segment information for 2008 has been reclassified to reflect this transfer.

Notes:

Consolidated depreciation expense in 2009 and 2008 is $47.2 and $48.2, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $20.6 and $16.7 in 2009 and 2008, respectively.

Consolidated Statement of Income (unaudited) (a)(b)(c)

(In million except per share amounts)	June 27, 2009	% of Revenues	June 28, 2008	% of Revenues
		Six Months Ended		
Revenues	$ 4,739.2		$ 5,263.6	
Costs and Operating Expenses:				
Cost of revenues (d)	2,804.0	59.2%	3,094.7	58.8%
Selling, general and administrative expenses	1,053.5	22.2%	1,119.6	21.3%
Amortization of acquisition-related intangible assets	292.4	6.2%	302.8	5.8%
Research and development expenses	116.3	2.5%	126.4	2.4%
Restructuring and other costs (income), net (f)	23.9	0.5%	(0.5)	-0.1%
	4,290.1	90.5%	4,643.0	88.2%
Operating Income	449.1	9.5%	620.6	11.8%
Interest Income	10.0		25.2	
Interest Expense	(59.8)		(77.8)	
Other Income, Net (g)	—		6.3	
Income from Continuing Operations Before Income Taxes	399.3		574.3	
Provision for Income Taxes (h)	(43.5)		(101.3)	
Income from Continuing Operations	355.8		473.0	
Gain on Disposal of Discontinued Operations (net of income tax provision of $1.9 in 2008)	—		2.8	
Net Income	$ 355.8	7.5%	$ 475.8	9.0%
Earnings per Share from Continuing Operations:				
Basic	$ .85		$ 1.13	
Diluted	$ .84		$ 1.08	
Earnings per Share:				
Basic	$ .85		$ 1.14	
Diluted	$ .84		$ 1.09	
Weighted Average Shares:				
Basic	416.5		417.8	
Diluted	424.5		436.6	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (b)	$ 449.1	9.5%	$ 620.6	11.8%
Cost of Revenues Charges (d)	0.9	0.0%	0.8	0.0%
Acquisition-related Transaction Costs (e)	1.3	0.0%	—	0.0%
Restructuring and Other Costs (Income), Net (f)	23.9	0.5%	(0.5)	-0.1%
Amortization of Acquisition-related Intangible Assets	292.4	6.2%	302.8	5.8%
Adjusted Operating Income (c)	$ 767.6	16.2%	$ 923.7	17.5%
Reconciliation of Adjusted Net Income				
GAAP Net Income (b)	$ 355.8	7.5%	$ 475.8	9.0%
Cost of Revenues Charges (d)	0.9	0.0%	0.8	0.0%
Acquisition-related Transaction Costs (e)	1.3	0.0%	—	0.0%
Restructuring and Other Costs (Income), Net (f)	23.9	0.5%	(0.5)	-0.1%
Amortization of Acquisition-related Intangible Assets	292.4	6.2%	302.8	5.8%
Amortization of Acquisition-related Intangible Assets – Equity Investments	1.4	0.1%	1.4	0.1%
Other Income, Net (g)	0.6	0.0%	(9.8)	-0.1%
Provision for Income Taxes (h)	(100.4)	-2.1%	(105.6)	-2.0%
Discontinued Operations, Net of Tax	—	0.0%	(2.8)	-0.1%
Adjusted Net Income (c)	$ 575.9	12.2%	$ 662.1	12.6%
Reconciliation of Adjusted Earnings per Share				
GAAP EPS (b)	$ 0.84		$ 1.09	
Cost of Revenues Charges, Net of Tax (d)	—		—	
Acquisition-related Transaction Costs, Net of Tax (e)	—		—	
Restructuring and Other Costs, Net of Tax (f)	0.04		—	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.47		0.46	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	0.01		—	
Other Income, Net of Tax (g)	—		(0.01)	
Provision for Income Taxes (h)	—		(0.02)	

Discontinued Operations, Net of Tax		—	(0.01)
Adjusted EPS (c)	$	1.36	$ 1.51
Reconciliation of Free Cash Flow			
GAAP Net Cash Provided by Operating Activities (b)	$	734.0	$ 589.5
Net Cash Used in Discontinued Operations		0.7	0.8
Purchases of Property, Plant and Equipment		(83.0)	(109.3)
Proceeds from Sale of Property, Plant and Equipment		7.6	5.5
Free Cash Flow	$	659.3	$ 486.5

Segment Data (i)		Six Months Ended			
(In millions except percentage amounts)		June 27, 2009	% of Revenues	June 28, 2008	% of Revenues
Revenues					
Analytical Technologies	$	1,942.1	41.0%	$ 2,246.7	42.7%
Laboratory Products and Services		3,022.3	63.8%	3,225.7	61.3%
Eliminations		(225.2)	-4.8%	(208.8)	-4.0%
Consolidated Revenues	$	4,739.2	100.0%	$ 5,263.6	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	374.9	19.3%	$ 472.9	21.0%
Laboratory Products and Services		392.7	13.0%	450.8	14.0%
Subtotal Reportable Segments		767.6	16.2%	923.7	17.5%
Cost of Revenues Charges (d)		(0.9)	0.0%	(0.8)	0.0%
Acquisition-related Transaction Costs (e)		(1.3)	0.0%	—	0.0%
Restructuring and Other (Costs) Income, Net (f)		(23.9)	-0.5%	0.5	0.1%
Amortization of Acquisition-related Intangible Assets		(292.4)	-6.2%	(302.8)	-5.8%
GAAP Operating Income (b)	$	449.1	9.5%	$ 620.6	11.8%

(a) On January 1, 2009, the company adopted FSP APB No. 14-1 and FSP EITF 03-6-1 concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require adjustment of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); significant acquisition-related transaction costs (see note (e) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (f) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (g) for details); the tax consequences of the preceding items (see note (h) for details); and results of discontinued operations.

(d) Reported results in 2009 include $0.4 for charges for the sale of inventories revalued at the date of acquisition and $0.5 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2008 include $0.4 for charges for the sale of inventories revalued at the date of acquisition and $0.4 of ccelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(e) Reported results in 2009 include transaction costs related to the acquisition of Biolab.

(f) Reported results in 2009 and 2008 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses, real estate consolidations, gains on pension plan curtailments, in 2009, gain on settlement of pre-acquisition litigation-related matter and, in 2008, loss on pre-acquisition litigation-related matter.

(g) Reported results in 2009 include impairment losses on available-for-sale investments resulting from other-than-temporary declines in the fair market value, net of the gain on sale of an available-for-sale investment for which impairment losses were recorded in prior periods. Reported results in 2008 include a $9.8 currency transaction gain associated with an intercompany financing transaction.

(h) Reported provision for income taxes includes i) $100.1 and $96.0 of incremental tax benefit in 2009 and 2008, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2009, $0.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of newly enacted tax rates in several jurisdictions and $1.0 of incremental tax and benefit from the settlement of non-U.S. tax audit; and iii) in 2008, $9.6 of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in Switzerland.

(i) During the first quarter of 2009, the company transferred management responsibility for a product line between segments. Segment information for 2008 has been reclassified to reflect this transfer.

Notes:

Consolidated depreciation expense in 2009 and 2008 is $92.2 and $95.8, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $35.8 and $27.7 in 2009 and 2008, respectively.

Condensed Consolidated Balance Sheet (unaudited) (a)

(In millions)		Jun. 27, 2009		Dec. 31, 2008
Assets				
Current Assets:				
Cash and cash equivalents	$	1,417.4	$	1,280.5
Short-term investments		9.3		7.5
Accounts receivable, net		1,470.4		1,478.1
Inventories		1,185.1		1,171.4
Other current assets		384.8		408.4
Total current assets		4,467.0		4,345.9
Property, Plant and Equipment, Net		1,271.7		1,275.3
Acquisition-related Intangible Assets		6,259.0		6,423.2
Other Assets		387.8		367.9
Goodwill		8,770.1		8,677.7
Total Assets	$	21,155.6	$	21,090.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	16.3	$	14.8
Other current liabilities		1,507.3		1,525.4
Total current liabilities		1,523.6		1,540.2
Other Long-term Liabilities		2,527.4		2,595.9
Long-term Obligations		2,017.0		2,003.2
Incremental Convertible Debt Obligation		11.2		24.2
Total Shareholders' Equity		15,076.4		14,926.5
Total Liabilities and Shareholders' Equity	$	21,155.6	$	21,090.0

(a) On January 1, 2009, the company adopted FSP APB No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." The rule requires adjustment of prior periods to conform to current accounting.